Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investors@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

FIRST QUARTER THAT ENDED ON MARCH 31, 2016

Buenos Aires, Argentina, May 10, 2016 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its financial results for the first quarter that ended on March 31, 2016.

HIGHLIGHTS

•	Net income for the quarter that ended on March 31, 2016, amounted to Ps.1,348 million, 40.7% higher than the Ps.958 million profit recorded in the first quarter of the 2015 fiscal year. The profit per share for the first quarter of the 2016 fiscal year amounted to Ps.1.04, compared to Ps.0.74 per share for the same quarter of the 2015 fiscal year.

•	The financial results for the first quarter of the 2016 fiscal year were mainly attributable to the income derived from Grupo Financiero Galicia’s interests in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”) (Ps.1,146 million), Sudamericana Holding S.A. (Ps.166 million) and Galicia Administradora de Fondos S.A. (Ps.30 million), partially offset by administrative and financial expenses of Ps.25 million.

•	As of March 31, 2016, Grupo Financiero Galicia and its subsidiaries had a staff of 12,231 employees, a network of 652 branches and other points of contact with clients, managed 3.7 million deposit accounts and managed 13.9 million credit cards.

•	At the Shareholders’ Meeting held on April 26, 2016, the shareholders approved the payment of a cash dividend in the amount of Ps.150 million.

CONFERENCE CALL

On Thursday, May 12, 2016 at 11:00 A.M. Eastern Standard Time (12:00 PM Buenos Aires Time), Grupo Fiananciero Galicia will host a conference call to review these results. The call-in number is: 719-325-2432 - Conference ID: 4690222.

2

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE FIRST QUARTER

	In millions of pesos, except percentages
Table I:	FY2016		FY2015	Variation (%)*
Net Income by Business	1st Q	4th Q	1st Q	1Q15 vs 4Q 14	1Q15 vs 1Q14
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A. (100%)	1,146	1,047	881	9.5	30.1
Sudamericana Holding S.A. (87.5%)	166	145	65	13.2	152.0
Galicia Administradora de Fondos S.A. (95%)	30	42	18	(28.9)	68.4
Other companies (1)	6	5	3	20.0	100.0
Deferred tax adjustment (2)	24	1	21	2,300.0	14.3

Administrative Expenses	(14)	(8)	(7)	75.0	100.0

Financial Results	(11)	14	(20)	(178.6)	(45.0)

Other income and expenses	1	(2)	(3)	(150.0)	(133.3)

Net Income	1,348	1,244	958	8.4	40.7

*	Calculated using values in millions with decimals.
(1)	Includes results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

	In pesos, except stated otherwise and percentages
Table II:	FY2016		FY2015
Principal Indicators	1st Q	4th Q	1st Q
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	1.04	0.96	0.74
Book Value per Share(1)	12.18	11.14	8.62

Closing Price
Shares - Buenos Aires Stock Exchange	41.15	36.80	27.75
ADS - Nasdaq (in dollars)	28.30	27.08	23.15

Price/Book Value	3.38	3.30	3.22

Average Daily Volume (amounts, in thousands)
Buenos Aires Stock Exchange	596	1,123	904
Nasdaq (2)	3,176	5,427	5,012

Profitability (%)
Return on Average Assets (3)	3.44	3.86	3.88
Return on Average Shareholders´ Equity (3)	35.58	36.00	35.74

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the first quarter of fiscal year 2016, Grupo Financiero Galicia recorded a Ps.1,348 million profit, which represented a 3.44% annualized return on average assets and a 35.58% return on average shareholder’s equity.

This result is mainly due to the Ps.1,146 million profit from its interest in Banco Galicia, which represents 85.01% of Grupo Financiero Galicia’s net income.

3

Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data	In millions of pesos
	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Consolidated Balance Sheet
Cash and Due from Banks	19,912	30,835	17,472	10,876	11,590
Government and Corporate Securities	30,116	15,525	17,064	19,661	15,128
Net Loans	103,245	98,345	82,838	79,663	72,139
Other Receivables Resulting from Financial Brokerage	16,334	8,061	10,834	13,987	9,802
Equity Investments in other Companies	51	52	52	51	52
Bank Premises and Equipment, Miscellaneous and Intangible Assets	5,137	4,925	4,727	4,069	3,904
Other Assets	5,644	4,005	3,555	3,676	3,698

Total Assets	180,439	161,748	136,542	131,983	116,313

Deposits	107,857	100,039	82,421	77,242	68,600
Other Liabilities Resulting from Financial Brokerage	46,112	37,329	32,672	35,153	28,899
Subordinated Notes	3,653	3,301	2,302	2,250	2,103
Other Liabilities	5,773	5,487	4,915	4,394	4,643
Minority Interest	1,211	1,107	992	891	863

Total Liabilities	164,606	147,263	123,302	119,930	105,108

Shareholders’ Equity	15,833	14,485	13,240	12,053	11,205

Consolidated Income Statement
Financial Income	8,793	8,009	6,446	5,820	5,569
Financial Expenses	(5,130)	(4,092)	(3,343)	(3,171)	(2,796)

Gross Brokerage Margin	3,663	3,917	3,103	2,649	2,773

Provisions for Loan Losses	(618)	(691)	(448)	(484)	(591)
Income from Services, Net	2,185	2,170	2,036	1,851	1,780
Income from Insurance Activities	581	533	447	429	392
Administrative Expenses	(3,774)	(3,741)	(3,317)	(3,079)	(2,768)
Minority Interest	(104)	(116)	(101)	(66)	(82)
Income from Equity Investments	2	1	47	26	26
Net Other Income	187	27	156	166	94
Income Tax	(774)	(856)	(736)	(543)	(666)

Net Income	1,348	1,244	1,187	949	958

4

Grupo Financiero Galicia S.A. – Additional Information
	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Physical Data (Number of)
Employees	12,231	12,131	12,153	12,048	12,080
Banco Galicia	5,686	5,573	5,522	5,479	5,485
Regional Credit-Card Companies	5,014	5,040	5,072	5,098	5,174
Compañía Financiera Argentina	1,152	1,161	1,205	1,147	1,119
Sudamericana Holding	326	307	303	273	252
Galicia Administradora de Fondos	18	17	17	17	16
Other companies	35	33	34	34	34

Branches	525	525	525	525	528
Bank Branches	261	260	260	260	260
Regional Credit-Card Companies	208	207	207	207	209
Compañía Financiera Argentina	56	58	58	58	59

Other Points of Sale	127	126	126	126	126
Regional Credit-Card Companies	90	90	90	90	90
Compañía Financiera Argentina	37	36	36	36	36

Deposit Accounts (in thousands)	3,701	3,593	3,394	3,193	3,028

Credit Cards (in thousands)	13,852	13,563	13,097	12,569	12,181

Banco Galicia	3,575	3,430	3,232	3,089	2,970
Regional Credit-Card Companies	10,107	9,974	9,717	9,348	9,045
Compañía Financiera Argentina	170	159	148	132	166

Inflation and Exchange Rates
Retail Price Index (%) (1)	11.86	7.75	3.73	3.17	3.42
Wholesale Price Index (I.P.I.M.) (%) (1)	N/A	N/A	4.27	3.58	1.44
C.E.R. Coefficient (%) (1)	10.49	4.14	3.49	3.51	3.13
Exchange Rate (Pesos per US$) (2)	14.5817	13.0050	9.4192	9.0865	8.8197

Rates (quarterly averages)
Badlar	27.48	24.09	20.97	20.52	20.59

Reference Interest Rate	N/A	26.19	25.97	26.30	26.83

Minimum Interest Rate on 30 to 44 days Time Deposits (4)(5)	N/A	24.78	23.27	22.88	23.34

Maximum Interest Rate on Personal Loans (4):
Group I	N/A	37.98	37.66	38.13	38.90
Group II	N/A	47.15	46.75	47.34	48.29

Interest Rate on Credit Line for Investment Projects	22.00	18.00	18.00	19.00	19.00

(1)	Variation within the quarter. Variation of IPC made using the IPC of the Autonomous City of Buenos Aires for November and December, alternatively supplied by the INDEC. No data published for the IPIM.
(2)	Reference foreign currency exchange rate in accordance with Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Except for Credit Line for Investment Projects, which corresponds to the interest rate established by regulations for each period.
(4)	Average interest rate until December 17, 2015, date as of which these limits were removed.
(5)	Minimum interest rate on Time Deposits for individuals, for amounts up to Ps.350,000. Since July 27, 2015, the interest rate for companies and individuals on Time Deposits is up to Ps.1 million.

5

BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the first quarter amounted of the 2016 fiscal year was Ps.1,146 million, Ps.265 million (30.1%) higher than in the same quarter of the 2015 fiscal year.

•	The increase in net income relative to the first quarter of the 2015 fiscal year was mainly due to the 26.4% growth in operating income(1) partially offset by the 36.5% increase in administrative expenses, influenced by a provision on account of future salary increases recorded during the quarter.

•	The credit exposure in the private sector reached Ps.120,169 million, up 42.7% during the last twelve months, and deposits reached Ps.108,191 million, up 57.5% during the same period. As of March 31, 2016, the Bank’s estimated market share of loans to the private sector was 9.64% while its estimated market share of deposits from the private sector was 9.37%.

•	In the framework of the Credit Line for Production Financing and Financial Inclusion, as of March 31, 2016, the Bank granted the mandatory amount established by the relevant regulations in force. As of the end of the quarter, the outstanding amount of loans granted within the framework of this credit line reached Ps.9,138 million.

•	The non-accrual loan portfolio represented 3.32% of total loans to the private sector, representing an improvement of 40 basis points (“bp”) from the end of the same quarter of the 2015 fiscal year, while its coverage with allowances for loan losses reached 108.31%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A., consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (in liquidation), Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A., Galicia Valores S.A., Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.

6

RESULTS FOR THE FIRST QUARTER

	In millions of pesos, except percentages
Table III Evolution of Consolidated Results	FY2016		FY2015	Variation (%)
	1st Q	4th Q	1st Q	1Q15 vs 4Q14	1Q15 vs 1Q14
Net Financial Income	3,589	3,765	2,756	(4.7)	30.2
Net Income from Services	2,388	2,380	1,971	0.3	21.2
Provisions for Loan Losses	(618)	(691)	(591)	(10.6)	4.6
Administrative Expenses	(3,647)	(3,607)	(2,672)	1.1	36.5

Operating Income	1,712	1,847	1,464	(7.3)	16.9

Net Other Income / (Loss)*	115	(56)	58	(305.4)	98.3
Income Tax	(681)	(744)	(641)	(8.5)	6.2

Net Income	1,146	1,047	881	9.5	30.1

*	Includes income from equity investments and minority interest results.

	Percentages
Table IV	FY2016		FY2015
Profitability and Efficiency	1st Q	4th Q	1st Q
Return on Average Assets *	2.97	3.31	3.59
Return on Average Shareholders’ Equity *	31.84	31.43	34.09
Financial Margin * (1)	10.93	14.06	13.46
Net Income from Services as a % of Operating Income (2)	39.95	38.73	41.70
Net Income from Services as a % of Administrative Expenses	65.48	65.98	73.76
Administrative Expenses as a % of Operating Income (2)	61.02	58.70	56.53

*	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the first quarter of the 2016 fiscal year, the Bank recorded a Ps.1,146 million profit, Ps.265 million (30.1%) higher than the Ps.881 million profit for the same quarter of the previous fiscal year.

The variation in net income was a consequence of a Ps.1,250 million increase in operating income, which was offset mainly by the Ps.975 million increase in administrative expenses.

The operating income for the first quarter of the 2016 fiscal year totaled Ps.5,977 million, up 26.4% from the Ps.4,727 million recorded in the same quarter of the prior fiscal year. This positive development was due both to a higher net financial income (up Ps.833 million or 30.2%) and a higher net income from services (up Ps.417 million or 21.2%).

The net financial income for the quarter included a Ps.552 million gain from foreign-currency quotation differences (including the results from foreign-currency forward transactions), relative to a Ps.4 million profit in the first quarter of the previous fiscal year. The quarter’s profit was composed of a Ps.261 million gain from FX brokerage and a Ps.291 million gain from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions, relative to a Ps.60 million profit and a Ps.56 million loss, respectively, in the first quarter of the 2015 fiscal year.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.3,037 million, with a Ps.285 million (10.4%) increase relative to the Ps.2,752 million income of the same quarter of the 2015 fiscal year, as a consequence of the increase in the portfolio of loans to the private sector and of government securities, partially offset by a lower spread.

7

	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table V	FY2016								FY2015
Average Balances,	1st Q		4th Q		3rd Q		2nd Q		1st Q
Yield and Rates*	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	131,340	24.30	107,097	26.01	98,417	25.15	91,904	24.42	81,902	26.40
Government Securities	30,172	15.01	14,870	25.78	16,375	25.68	15,870	19.23	11,351	26.25
Loans	98,553	26.94	89,480	25.91	79,835	24.99	73,546	25.80	68,469	26.48
Financial Trusts Securities	665	58.23	679	51.32	721	29.39	786	5.98	823	24.70
Other Interest-Earning Assets	1,950	31.10	2,068	23.85	1,486	26.00	1,702	21.95	1,259	24.62

Interest-Bearing Liabilities	95,037	18.14	74,202	17.42	67,840	16.52	63,548	16.45	57,275	15.94
Saving Accounts	22,011	0.19	17,276	0.22	14,960	0.20	12,786	0.19	12,690	0.18
Time Deposits	55,998	24.97	43,475	23.92	39,849	22.20	37,506	21.66	33,301	21.28
Debt Securities	13,238	18.25	10,601	18.02	10,343	17.75	9,704	17.12	9,368	16.43
Other Interest-Bearing Liabilities	3,790	21.14	2,850	20.32	2,688	18.44	3,552	18.14	1,916	25.24

*	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.49,438 million (60.4%) relative to the first quarter of the previous fiscal year, as a consequence of the Ps.30,084 million increase in the average portfolio of loans to the private sector and of the Ps.18,821 million growth in the average balance of government securities, due to a higher position in peso-denominated securities (primarily Lebac and provincial debt securities) and in dollar-denominated securities (primarily Lebac). Interest-bearing liabilities increased Ps.37,762 million (65.9%) during the same period, mainly due to an increase in the average balances of interest bearing deposits.

The average yield on interest-earning assets for the first quarter of the 2016 fiscal year was 24.30%, with a 210 bp decrease relative to the same quarter of the prior year, mainly due to a 1,124 bp decrease in interest rates on the net position of government securities, influenced by the relative weight and yield on dollar-denominated Lebac, together with a lower yield on peso-denominated government securities. Likewise, the average cost of interest-bearing liabilities was 18.14%, with a 220 bp increase relative to the first quarter of the prior year, mainly due to the increase in the average interest rate on Time Deposits, for 369 bp.

	In millions of pesos
Table VI Income from Services, Net	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
National Credit Cards	932	965	831	731	687
Regional Credit Cards	1,313	1,299	1,198	1,093	1,004
CFA	80	102	78	70	69
Deposit Accounts	594	537	511	465	447
Insurance	125	116	120	110	101
Financial Fees	38	34	35	33	35
Credit-Related Fees	57	83	75	76	80
Foreign Trade	78	63	55	50	46
Collections	61	71	69	72	64
Utility-Bills Collection Services	49	49	44	40	36
Mutual Funds	9	10	9	8	6
Other	164	159	154	132	131

Total Income	3,500	3,488	3,179	2,880	2,706

Total Expenditures	(1,112)	(1,108)	(952)	(825)	(735)

Income from Services, Net	2,388	2,380	2,227	2,055	1,971

8

Net income from services amounted to Ps.2,388 million, up 21.2% from the Ps.1,971 million recorded in the first quarter of the previous fiscal year. The increases of fees which stood out were those related to national and regional credit cards (32.8%), deposit accounts (32.9%) and foreign trade (69.6%).

Provisions for loan losses for the first quarter of fiscal year 2016 amounted to Ps.618 million, Ps.27 million higher than those recorded in the same quarter of the prior fiscal year.

Administrative expenses for the quarter totaled Ps.3,647 million, up 36.5% from the same quarter of the previous fiscal year. Personnel expenses amounted to Ps.2,014 million, growing 31.9%, mainly due to a provision recorded during the quarter on account of future salary increases. The remaining administrative expenses amounted to Ps.1,633 million, with a Ps.488 million (42.6%) increase relative to the Ps.1,145 million from the first quarter of the 2015 fiscal year, mainly due to increases in taxes, cash transportation, maintenance, electricity and communications, rentals and security services, which resulted from an increase in the level of activity and expenses related to services provided to the Bank.

Income from equity investments for the quarter amounted to Ps.27 million, Ps.9 million (or 25.0%) lower than in the first quarter of the 2015 fiscal year, as a result of the completion of the the amortization of the negative goodwill from the acquisition of CFA in June 2015. This was partially offset by higher profits from Sudamericana Holding S.A.

Net other income for the first quarter amounted to Ps.187 million, with an increase of Ps.90 million relative to the same quarter of the prior fiscal year, mainly due to higher profits on security margin transactions and punitive interests, and lower net other provisions.

The income tax charge was Ps.681 million, Ps.40 million higher than in the first quarter of the 2015 fiscal year.

LEVEL OF ACTIVITY

	In millions of pesos
Table VII Exposure to the Private Sector	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Loans	107,087	101,902	86,238	83,051	75,119
Financial Leases	904	980	1,011	1,034	1,058
Corporate Securities	1,497	1,471	855	718	773
Other Financing *	10,681	10,629	7,923	7,454	7,149

Subtotal	120,169	114,982	96,027	92,257	84,099

Securitized Assets **	—	—	—	40	102

Total Credit	120,169	114,982	96,027	92,297	84,201

*	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
**	Financial trust CFA Trust I.

As of March 31, 2016, the Bank’s total exposure to the private sector reached Ps.120,169 million, with an increase of 42.7% from a year before and 4.5% during the quarter.

Total loans include Ps.23,796 million corresponding to the regional credit card companies, which registered a 40.3% increase during the last twelve months and a 7.9% increase in the quarter. They also include Ps.3,761 million from CFA (including the financial trust CFA Trust I), which increased 21.4% during year and 9.7% during the quarter.

9

	Percentages
Table VIII Market Share *	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Total Loans	9.04	8.86	8.45	8.67	8.34
Loans to the Private Sector	9.64	9.57	9.11	9.15	9.06

*	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of March 31, 2016, without considering those granted by the regional credit card companies, was 9.64%, relative to a 9.57% from December 31, 2015, and 9.06% from March 31, 2015.

	In millions of pesos
Table IX	FY2016				FY2015
Loans by Type of Borrower	1st Q	4th Q	3rd Q	2nd Q	1st Q
Large Corporations	15,745	13,619	11,278	11,885	9,657
SMEs	28,027	29,022	24,518	22,854	22,171
Individuals	61,438	58,267	49,874	45,605	42,228
Financial Sector	1,877	994	568	2,707	1,063

Total Loans	107,087	101,902	86,238	83,051	75,119

Allowances	3,847	3,560	3,401	3,288	2,996

Total Loans, Net	103,240	98,342	82,837	79,763	72,123

	In millions of pesos
Table X	FY2016				FY2015
Loans by Sector of Activity	1st Q	4th Q	3rd Q	2nd Q	1st Q
Financial Sector	1,877	994	568	2,707	1,063
Services	5,971	5,797	5,398	4,761	3,821
Agriculture and Livestock	10,635	11,342	8,850	8,676	8,875
Consumer	62,149	59,012	50,160	45,864	42,481
Retail and Wholesale Trade	9,512	8,737	7,817	6,775	6,873
Construction	1,033	1,035	936	884	787
Manufacturing	14,405	13,029	10,610	11,297	9,246
Other	1,505	1,956	1,899	2,087	1,973

Total Loans	107,087	101,902	86,238	83,051	75,119

Allowances	3,847	3,560	3,401	3,288	2,996

Total Loans, Net	103,240	98,342	82,837	79,763	72,123

During the year, loans to the private sector registered growth, mainly in those granted to individuals (45.5%), large corporations (63.0%) and SMEs (26.4%). By sector of activity, the higher growth was recorded in the consumer sector (46.3%), the manufacturing sector (55.8%) and the retail and wholesale trade sector (38.4%).

10

	In millions of pesos
Table XI Exposure to the Argentine Public Sector *	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Government Securities’ Net Position	28,997	16,401	14,758	18,200	14,682
Held for Trading	28,997	16,401	14,758	18,200	14,682
Lebac / Nobac	25,104	12,619	10,770	13,972	11,790
Other	3,893	3,782	3,988	4,228	2,892

Other Receivables Resulting from Financial Brokerage	943	960	782	747	821
Trust Certificates of Participation and Securities	684	709	689	718	784
Other	259	251	93	29	37

Total Exposure	29,940	17,361	15,540	18,947	15,503

*	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of March 31, 2016, the Bank’s exposure to the public sector amounted to Ps.29,940 million. Excluding debt securities issued by the Argentine Central Bank said exposure reached Ps.4,836 million (2.7% of total assets), relative to March 31, 2015, when it amounted to Ps.3,713 million (3.2% of total assets). This increase during the last twelve months was due to the acquisition of government securities, mainly Bonac 2016.

	In millions of pesos
Table XII Deposits *	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
In Pesos	88,990	85,866	75,955	72,304	64,105
Current Accounts	20,685	19,522	19,728	19,016	15,971
Saving Accounts	16,880	18,835	16,657	15,767	13,893
Time Deposits	49,515	46,071	38,389	36,446	33,122
Other	1,910	1,438	1,181	1,075	1,119

In Foreign Currency	19,201	14,403	6,629	5,052	4,592

Total Deposits	108,191	100,269	82,584	77,356	68,697

*	Includes deposits in Banco Galicia and CFA, net of eliminations between said companies. Deposits from the remaining subsidiaries were not eliminated.

As of March 31, 2016, the Bank’s deposits amounted to Ps.108,191 million, representing a 57.5% increase during the last twelve months, as a consequence of the 38.8% increase in peso-denominated deposits and a 318.1% increase in dollar-denominated deposits. During the quarter, the increase was of 7.9%, with growths of 3.6% and 33.3% for peso-denominated deposits and dollar-denominated deposits, respectively.

Dollar-denominated deposits amounted to US$ 1,316 million, increasing 152.9% relative to the same quarter of 2015 and 18.3% relative to the fourth quarter of 2015, together with a 65.3% increase in the quotation of the dollar during the last twelve months.

	Percentages
Table XIII Market Share *	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Total Deposits	7.73	7.43	7.12	6.97	6.70
Private Sector Deposits	9.37	9.41	8.92	8.73	8.71

*	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

11

As of March 31, 2016, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 9.37%, relative to 9.41% in the prior quarter and to 8.71% in March 31, 2015.

	In millions of pesos
Table XIV	FY2016				FY2015
Other Financial Liabilities	1st Q	4th Q	3rd Q	2nd Q	1st Q
Domestic Financial Institutions and Credit Entities	2,176	1,389	1,136	1,423	1,457
Foreign Financial Institutions and Credit Entities	1,423	1,406	1,284	1,843	1,591
Notes*	13,737	12,748	10,362	10,468	9,563
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	9,303	1,059	5,184	8,443	3,937
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	15,223	15,316	11,986	10,917	10,515
Other	8,470	9,075	4,664	4,017	3,611

Total	50,332	40,993	34,616	37,111	30,674

*	Includes subordinated notes.

As of March 31, 2016, other financial liabilities amounted to Ps.50,332 million, Ps.19,658 million or 64.1% higher than the Ps.30,674 million recorded as of March 31, 2015. This growth was mainly due to an increase in: (i) spot transactions pending settlement and repurchase agreement transactions of foreign currency and government securities (Ps.5,366 million); (ii) financing from merchants in connection with credit card activities (Ps.4,708); (iii) notes (Ps.4,174), related to transactions of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjetas del Mar S.A. and CFA S.A., offset by amortizations made during the last twelve months, which include the payment of the second amortization installment (for US$67 million) of the Cass XIII Notes issued by Tarjeta Naranja, and by the evolution of the exchange rate during the same period, and (iv) the item “Other” (Ps.4,859 million), where it is worth noting the higher volume of exports from clients pending settlement together with the evolution of the exchange rate (Ps.1,062 million), the increase of the amount to be paid to clients of Banco Galicia in connection with outstanding contracts of sales of foreign currency forward transactions (Ps.829 million) and the higher interest collected in advance from the discount of coupons from merchants due to credit-card transactions (Ps.500 million).

As of March 31, 2016, the Bank had 3.7 million deposit accounts, which represent an increase of approximately 673 thousand accounts relative to March 31, 2015. Likewise, the number of credit cards reached 13.9 million, 1.7 million more than those managed a year before.

ASSET QUALITY

	In millions of pesos, except percentages
Table XV	FY2016				FY2015
Loan Portfolio Quality	1st Q	4th Q	3rd Q	2nd Q	1st Q
Non-Accrual Loans *	3,552	3,167	3,126	3,076	2,795
With Preferred Guarantees	99	106	54	44	53
With Other Guarantees	116	103	118	92	71
Without Guarantees	3,337	2,958	2,954	2,940	2,671

Allowance for Loan Losses	3,847	3,560	3,401	3,288	2,996

Non-Accrual Loans to Private-Sector Loans (%)	3.32	3.11	3.62	3.70	3.72
Allowance for Loan Losses to Private-Sector Loans (%)	3.59	3.49	3.94	3.96	3.99
Allowance for Loan Losses to Non-Accrual Loans (%)	108.31	112.41	108.80	106.89	107.19
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	6.05	6.60	5.50	4.42	4.44

*	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

12

The Bank’s non-accrual loan portfolio amounted to Ps.3,552 million as of March 31, 2016, representing 3.32% of total loans to the private-sector, improving 40 bp relative to the 3.72% ratio from a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 108.31% as of March 31, 2016, relative to 107.19% from a year before.

In terms of total Credit—defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted—the Bank’s non-accrual portfolio represented 2.99% of total credit to the private-sector, and its coverage with allowances for loan losses reached 109.63%, relative to 3.37% and 108.05% from a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.1,518 million as of March 31, 2016, increasing 38.9% during the last twelve months, representing 1.90% of total loans to the private-sector, relative to the 1.98% ratio recorded a year before. The coverage with allowances for loan losses reached 127.87%, relative to 142.45% at the end of the first quarter of the 2015 fiscal year.

	In millions of pesos
Table XVI Consolidated Analysis of Loan Loss Experience	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Allowance for Loan Losses at the Beginning of the Quarter	3,560	3,401	3,288	2,996	2,615

Changes in the Allowance for Loan Losses
Provisions Charged to Income	593	657	437	481	573
Provisions Reversed	—	—	—	—	—
Charge Offs	(306)	(498)	(324)	(189)	(192)

Allowance for Loan Losses at Quarter End	3,847	3,560	3,401	3,288	2,996

Charge to the Income Statement
Provisions Charged to Income	(593)	(657)	(428)	(470)	(573)
Direct Charge Offs	(18)	(21)	(19)	(14)	(12)
Bad Debts Recovered	56	86	74	65	67
Provisions Reversed *	—	—	—	—	—

Net Charge to the Income Statement	(555)	(592)	(373)	(419)	(518)

*	Recorded under “Net Other Income/(Loss)”.

During the quarter, Ps.306 million was charged off against the allowance for loan losses and direct charges to the income statement for Ps.18 million were made.

13

	In millions of pesos, except ratios
Table XVII Consolidated Regulatory Capital *	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Minimum Capital Required (A)	12,457	11,063	8,807	7,993	7,478
Allocated to Credit Risk	9,397	8,369	6,377	5,776	5,419
Allocated to Market Risk	477	296	250	174	152
Allocated to Operational Risk	2,583	2,398	2,180	2,043	1,907

Computable Capital (B)	14,500	14,071	12,674	11,536	10,654
Tier I	12,510	11,732	10,599	9,692	8,911
Tier II	1,990	2,339	1,857	1,741	1,657
Additional Capital – Market Variation	—	—	218	103	86

Excess over Required Capital (B) - (A) (1)	2,043	3,008	3,867	3,543	3,176

Total Capital Ratio (%) (2)	11.75	13.38	15.77	16.03	15.87

Regulatory Ratio (%) (3)	9.52	10.18	11.51	11.55	11.40

*	Through its Communiqué “A” 5831, the Argentine Central Bank established that beginning in December 2015 the capital requirement on credit risk has to be calculated considering the balances as of the last day of each month (previously the balances to be considered were the average balances corresponding to the second month before the determination of the requirement). Regarding computable capital, the one to be considered is that of the same month of the requirement (previously it was that of a month before).
(1)	The excess capital covers the 0.25% increase of the additional requirement related to the function of custodian of titles representative of investments of the Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino.
(2)	Total computable capital / risk weighted assets (credit and market risks).
(3)	In accordance with Argentine Central Bank regulations, operational risk is to be considered in order to determine risk weighted assets. The requirement on operational risk is related the evolution of the average of financial income and fee income.

As of March 31, 2016, the Bank’s consolidated computable capital was Ps.2,043 million (16.4%) higher than the Ps.12,457 million capital requirement. As of March 31, 2015, this excess amounted to Ps.3,176 million or 42.5%.

The minimum capital requirement increased Ps.4,979 million relative to March 31, 2015, mainly as a result of higher requirements of: (i) Ps.3,978 million due to the growth of the private-sector loan portfolio; and (ii) Ps.676 million on operational risk.

Computable capital increased Ps.3,846 million relative to March 31, 2015, mainly as a consequence of a higher Tier I capital, for Ps.3,599 million, due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.333 million increase, mainly as a consequence of the higher balance of the provision for loan losses on the credit portfolio in normal situation, offset by the 24% limit (42% until December 31, 2015) on the balance of subordinated notes admitted for the 2015 fiscal year due to the relevant regulations in force.

	Percentages
Table XVIII Liquidity (unconsolidated)	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Liquid Assets * as a percentage of Transactional Deposits	91.72	91.51	75.28	76.94	76.81
Liquid Assets * as a percentage of Total Deposits	42.32	42.93	37.05	37.41	36.36

*	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of March 31, 2016, the Bank’s liquid assets represented 91.72% of the Bank’s transactional deposits and 42.32% of its total deposits, relative to 76.81% and 36.36%, respectively, as of March 31, 2015.

14

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA *

	In millions of pesos
	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Cash and Due from Banks	19,891	30,828	17,466	10,871	11,585
Government and Corporate Securities	29,348	15,045	16,637	19,187	14,741
Net Loans	103,240	98,342	82,837	79,763	72,123
Other Receivables Resulting from Financial Brokerage	16,837	8,248	10,413	13,694	9,493
Equity Investments in Other Companies	150	129	104	109	100
Bank Premises and Equipment, Miscellaneous and Intangible Assets	5,051	4,838	4,648	3,996	3,839
Other Assets	4,641	3,120	2,689	2,849	2,930

Total Assets	179,158	160,550	134,794	130,469	114,811

Deposits	108,008	100,183	82,487	77,285	68,639
Other Liabilities Resulting from Financial Brokerage	46,679	37,692	32,314	34,861	28,571
Subordinated Notes	3,653	3,301	2,302	2,250	2,103
Other	4,702	4,503	3,980	3,571	3,898
Minority Interests	1,158	1,059	946	844	820

Total Liabilities	164,200	146,738	122,029	118,811	104,031

Shareholders’ Equity	14,958	13,812	12,765	11,658	10,780

Foreign-Currency Assets and Liabilities
Assets	28,853	27,237	16,884	16,729	14,087
Liabilities	32,775	28,051	16,535	16,678	13,946
Net Forward Purchases/(Sales) of Foreign Currency (1)	3,639	3,142	1,621	(690)	(1,105)

*	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)	Recorded off-balance sheet.

15

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA *

	In millions of pesos
	FY2016				FY2015
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Financial Income	8,694	7,939	6,393	5,779	5,530
Interest on Loans to the Financial Sector	64	42	21	9	14
Interest on Overdrafts	701	573	531	398	376
Interest on Promissory Notes	1,657	1,525	1,242	1,129	1,138
Interest on Mortgage Loans	123	109	96	85	77
Interest on Pledge Loans	23	23	23	21	21
Interest on Credit-Card Loans	2,950	2,567	2,239	2,309	2,142
Interest on Financial Leases	75	71	53	51	52
Interest on Other Loans	1,081	946	831	780	742
Net Income from Government and Corporate Securities	1,343	1,166	1,225	888	876
Net Income from Options	—	88	4	(1)	1
Interest on Other Receivables Resulting from Financial Brokerage	12	(6)	23	15	26
Net Income from Secured Loans - Decree No. 1387/01	—	—	—	1	—
CER Adjustment	—	—	—	3	—
Other	326	982	43	40	31
Quotation Differences on Gold and Foreign Currency	339	(147)	62	51	34

Financial Expenses	(5,105)	(4,174)	(3,318)	(3,151)	(2,774)
Interest on Saving Accounts Deposits	(1)	(1)	(1)	0	(1)
Interest on Time Deposits	(3,468)	(2,570)	(2,194)	(2,016)	(1,755)
Interest on Subordinated Obligations	(151)	(108)	(93)	(88)	(85)
Other Interest	(12)	(119)	(22)	(20)	(22)
Interest on Interbank Loans Received (Call Money Loans)	(15)	(15)	(8)	(12)	(6)
Interest on Other Financing from Financial Entities	(29)	(20)	(18)	(25)	(23)
Net Losses from Options	(19)	—	—	—	—
Interest on Other Liabilities Resulting from Financial Brokerage	(601)	(466)	(463)	(432)	(385)
Contributions to the Deposit Insurance Fund	(163)	(138)	(128)	(119)	(112)
Quotation Differences on Gold and Foreign Currency	—	(256)	—	—	—
Other	(646)	(481)	(391)	(439)	(385)

Gross Financial Margin	3,589	3,765	3,075	2,628	2,756

Provisions for Loan Losses	(618)	(691)	(448)	(484)	(591)

Income from Services, Net	2,388	2,380	2,227	2,055	1,971

Administrative Expenses	(3,647)	(3,607)	(3,204)	(2,967)	(2,672)
Personnel Expenses	(2,014)	(1,963)	(1,747)	(1,654)	(1,527)
Directors’ and Syndics’ Fees	(15)	(25)	(27)	(27)	(23)
Other Fees	(83)	(112)	(105)	(87)	(58)
Advertising and Publicity	(141)	(158)	(141)	(135)	(107)
Taxes	(359)	(325)	(286)	(263)	(229)
Depreciation of Premises and Equipment	(60)	(60)	(55)	(50)	(47)
Amortization of Organization Expenses	(187)	(194)	(158)	(147)	(135)
Other Operating Expenses	(458)	(427)	(394)	(355)	(327)
Other	(330)	(343)	(291)	(249)	(219)

Minority Interest Results	(99)	(113)	(101)	(74)	(75)

Income from Equity Investments	27	24	61	37	36

Net Other Income / (Loss)	187	33	153	172	97

Income Tax	(681)	(744)	(656)	(489)	(641)

Net Income / (Loss)	1,146	1,047	1,107	878	881

*	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

16

CONSUMER FINANCE BUSINESS – ADITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XIX Selected Information	FY2016		FY2015	Variation (%)
	1st Q	4th Q	1st Q	1Q15 vs 4Q14	1Q15 vs 1Q14
Total Assets	23,573	22,682	17,228	3,9	36,8
Cash and Due from Banks	326	379	251	(14,0)	29,9
Loans	21,316	19,711	15,132	8,1	40,9

Total Liabilities	18,861	18,398	14,004	2,5	34,7
Notes	4,526	4,812	4,086	(5,9)	10,8
Financial Entities	1,851	1,228	1,214	50,7	52,5
Merchants	10,523	10,630	7,310	(1,0)	44,0

Shareholders’ Equity	4,712	4,284	3,224	10,0	46,2

Net Income	429	491	311	(12,6)	37,9
Net Financial Income	863	845	561	2,1	53,8
Net Income from Services	1,094	1,163	885	(5,9)	23,6
Provisions for Loan Losses	(255)	(224)	(203)	13,8	25,6
Administrative Expenses	(1,130)	(1,172)	(811)	(3,6)	39,3

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	6.11	5.98	6.94	13	(83)
Allowance for Loan Losses to Total Loans (%)	5.76	5.70	6.45	6	(69)
Allowance for Loan Losses to Non-Accrual Loans (%)	94.28	95.36	92.88	(108)	140

	Percentages
Table XX	FY2016		FY2015
Profitability and Efficiency	1st Q	4th Q	1st Q
Return on Average Assets *	7.79	9.84	7.50
Return on Average Shareholders’ Equity *	37.86	49.81	39.14
Financial Margin * (1)	16.12	17.14	13.90
Net Income from Services as a % of Operating Income (2)	55.90	57.92	61.20
Net Income from Services as a % of Administrative Expenses	96.81	99.23	109.12
Administrative Expenses as a % of Operating Income (2)	57.74	58.37	56.09

*	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

17

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
Table XXI	FY2016		FY2015	Variation (%)
Selected Information	1st Q	4th Q	1st Q	1Q15 vs 4Q14	1Q15 vs 1Q14
Total Assets	4,229	3,748	3,726	12,8	13,5
Cash and Due from Banks	180	345	275	(47,8)	(34,5)
Loans	3,273	2,929	2,763	11,7	18,5

Total Liabilities	2,926	2,498	2,577	17,1	13,5
Deposits	922	617	969	49,4	(4,9)
Notes	1,032	733	728	40,8	41,8
Financial Entities	256	435	349	(41,1)	(26,6)

Shareholders’ Equity	1,303	1,250	1,149	4,2	13,4

Net Income	53	40	27	32,5	96,3
Net Financial Income	319	435	273	(26,7)	16,8
Net Income from Services	54	53	40	1,9	35,0
Provisions for Loan Losses	(72)	(135)	(110)	(46,7)	(34,5)
Administrative Expenses	(244)	(251)	(185)	(2,8)	31,9

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	14.54	16.10	16.42	(156)	(188)
Allowance for Loan Losses to Total Loans (%)	12.98	14.58	10.84	(160)	214
Allowance for Loan Losses to Non-Accrual Loans (%)	89.21	90.58	66.01	(137)	2.320

	Percentages
Table XXII	FY2016		FY2015
Profitability and Efficiency	1st Q	4th Q	1st Q
Return on Average Assets *	5.53	4.19	2.97
Return on Average Shareholders’ Equity *	16.52	12.23	9.20
Financial Margin * (1)	34.73	49.21	33.21
Net Income from Services as a % of Operating Income (2)	14.48	10.86	12.78
Net Income from Services as a % of Administrative Expenses	22.13	21.12	21.62
Administrative Expenses as a % of Operating Income (2)	65.42	51.43	59.11

*	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

18

SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements corresponding to Sudamericana Holding S.A., consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE QUARTER ENDED MARCH 31, 2016

	In millions of pesos, except percentages
Table XXIII	Quarters ended:			Variation (%)
Selected Information	03/31/16	12/31/15	03/31/15	Quarter	Annual
Assets	1,816	1,517	1,143	19.7	58.9
Premiums Receivable	446	408	304	9.3	46.7
Reinsurance Recoverables	2	1	2	100.0	—

Liabilities	982	871		12.7	44.0
Debt with Insureds	175	161	128	8.7	36.7
Debt with Reinsurers	4	8	5	(50.0)	(20.0)
Debt with Agents and Brokers	105	85	63	23.5	66.7
Insurance Contract Liabilities	245	240	191	2.1	28.3

Shareholders’ Equity	835	646	462	29.3	80.7

Net Income	189	167	75	13.2	152.0

Earned Premiums	781	719	530	8.6	47.4
Incurred Claims	(103)	(89)	(69)	15.7	49.3
Net Investment Income	59	100	26	(41.0)	126.9
Commissions and Other	(167)	(196)	(195)	(14.8)	(14.4)
Operating Expenses	(212)	(222)	(130)	(4.5)	(63.1)

Annualized Sales	216	201	149	7.5	45.0

	Percentages
Table XXIV	Quarters ended:
Profitability	03/31/16	12/31/15	03/31/15
Return on Average Assets *	45.40	46.63	27.7
Return on Average Shareholders’ Equity *	97.04	116.00	68.3

*	Annualized.

19

GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE QUARTER ENDED MARCH 31, 2016

	In millions of pesos, except percentages
Table XXV:	FY2016		FY2015	Variation (%)
Selected Information	1st Q	4th Q	1st Q	1Q16 vs 4Q15	1Q16 vs 1Q15
Shareholders’ Equity	41	120	23	(65.8)	78.3

Net Income	32	45	19	(28.9)	68.4
Fees and Commissions	49	55	35	(10.9)	40.0
Administrative Expenses	(9)	(7)	(7)	28.6	28.6
Commercial Expenses	(3)	(4)	(2)	(25.0)	50.0

	In millions of pesos, except percentages
Table XXVI:	Assets Under Management as of:		Variation
Mutual Funds	03/31/16	03/31/15	Ps.	%
Fima Premium	4,295	4,272	23	0.5
Fima Ahorro Pesos	5,546	3,095	2,451	79.2
Fima Ahorro Plus	5,373	5,009	364	7.3
Fima Capital Plus	1,301	1,432	(131)	(9.1)
Fima Renta en Pesos	107	58	49	84.5
Fima Renta Plus	141	93	48	51.6
Fima Abierto Pymes	220	102	118	115.7
Fima Acciones	81	88	(7)	(8.0)
Fima PB Acciones	265	236	29	12.3

Total Assets Under Management	17,329	14,385	2,944	20.5

20

RECENT DEVELOPMENTS

BANCO GALICIA

CHIEF EXECUTIVE OFFICER

On April 4, 2016, Mr. Fabián Kon was appointed CEO of Banco Galicia (subject to the approval of the Argentine Central Bank), after serving as the CEO of Galicia Seguros and as the Manager of the Retail Banking Division at Banco Galicia.

DIVIDEND DISTRIBUTION

At the annual shareholders’ meeting of Banco Galicia’s main subsidiaries, the shareholders approved the following dividend distribution: Ps.300 million in CFA (subject to the approval of the Argentine Central Bank), Ps.210 million in Tarjetas Regionales S.A. and Ps.52 million in Cobranzas y Servicios S.A.

DISTRIBUTION NETWORK

During the quarter and in April, Banco Galicia increased its distribution network with the opening of 3 branches: Cañuelas, in the province of Buenos Aires, and Cutral Có and Añelo, in the province of Neuquén.

BANCO GALICIA URUGUAY

In the Extraordinary Shareholders’ Meeting of Banco Galicia Uruguay S.A. (in liquidation), held on April 30, 2016, the shareholders approved the Special Final Financial Report and the initiation of the cancelation process of the company’s legal status in of Republic of Uruguay.

AWARDS

The IFC (International Finance Corporation) awarded Banco Galicia as the Best Trade Partner Bank Southern Cone, due to its continued support in the financing of foreign trade transactions.

REGULATORY CHANGES

NET POSITION IN FOREIGN CURRENCY

On March 1, 2016, through its Communiqué “A” 5917, the Argentine Central Bank established new limits on the long net position of foreign currency. Beginning on said date, the limit was established at 15% (previously 20%) of the computable regulatory capital or of its own liquid resources, whichever is the lesser, and at 7.5% for forward transactions (previously 10%). Subsequently, through its Communiqué “A” 5935 from March 31, 2016, these limits were reduced to 10% and 5%, respectively, beginning on April 1, 2016.

DEPOSIT INSURANCE SYSTEM

On April 7, 2016, through its Communiqué “A” 5943, the Argentine Central Bank reduced the monthly contribution from financial entities to the Deposit Insurance Fund. Beginning in April 2016, the amount was reduced from 0.06% to 0.015% of the monthly average of deposits. In addition, the maximum limit to cover the risk attached to bank deposits through the Deposit Insurance Fund was increased from Ps.350,000 to Ps.450,000, beginning on May 1, 2016.

21

DEPOSITS AND LOANS DENOMINATED IN HOUSING UNITS (UVIS)

In order to facilitate the access to mortgage loans, on April 4, through its Communiqué “A” 5945, the Argentine Central Bank established a new type of deposit and loan denominated in Housing Units or UVIs, per its initials in Spanish (Unidades de Vivienda). The value of the UVIs will be adjusted by the Reference Stabilization Coefficient (CER), based on the consumer price index.

FEES

Through its Communiqués “A” 5927 and 5928, from March 21, 2016, the Argentine Central Bank establish that no fees can be charged on certain products and services granted by financial entities, such as saving accounts, the use of debit cards related to said accounts and the transfer of cash without any limit for individuals.

In addition, the Argentine Central Bank approved a 20% increase in fees on other products other than those that are free of charges, and removed limits on increases from September 1, 2016, onwards.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

22